UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

21688 Gateway Center Drive, Suite 300
Diamond Bar, CA 91765

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Full Year 2025 Financial Guidance

Newegg Commerce, Inc. (the “Company” or “Newegg”) previously furnished a consolidated Balance Sheet as of June 30, 2025 and December 31, 2024 and consolidated Statements of Operations and Cash Flows for the six months ended June 30, 2025 and 2024 on Pages 4, 5, and 6 of Exhibit 99.1 to the Report on Form 6-K which was filed with the U.S. Securities and Exchange Commission on August 21, 2025.  The financial statements contained on those pages are incorporated by reference herein.  The incorporated financial statements are unaudited and do not contain Statements of Comprehensive Loss, Statements of Stockholders’ Equity, notes to the financial statements and other information that is reported by the Company in year-end financial statements filed on Annual Report on Form 20-F, and should not be viewed as a substitute for such year-end financial statements.

In addition to the financial results for the first half of 2025 described above, the Company is releasing its currently expected range for certain financial performance metrics for the second half of 2025. The Company currently expects the following financial performance for the six and twelve months ended December 31, 2025:

	For the Twelve Months Ended December 31, 2025
	Low-range	High-range
	(in millions)
Net Sales	$1,375.3	$1,423.9
Gross Merchandise Value (GMV)	1,691.3	1,751.1
Gross Profit	153.3	158.7
Net Loss	(15.8)	(10.4)
Adjusted EBITDA	$13.7	$19.1

GMV and Adjusted EBITDA are non-GAAP financial measures. The components of these non-GAAP measures are computed by using amounts that are determined in accordance with accounting principles generally accepted in the United States of America (“GAAP”). A reconciliation of each of these non-GAAP financial measures used in this Form 6-K to their nearest comparable GAAP financial measures is included below.

GMV

The Company defines GMV as the total dollar value of products sold on its websites and third-party marketplace platforms, directly to customers and by its Marketplace sellers through Newegg Marketplace, net of returns, discounts, taxes, and cancellations. GMV also includes the services fees charged through its Newegg Partner Services in rendering services for its third-party logistics, shipped-by-Newegg and media ad services, as well as the sales made by its Asia subsidiaries. Newegg believes that GMV helps it assess and analyze changes in revenues, and if reviewed in conjunction with net sales and other GAAP financial measures, can provide more information in evaluating its current performance and in assessing its future performance.

	For the Twelve Months Ended December 31, 2025
	Low-range	High-range
	(in millions)
Net Sales	$1,375.3	$1,423.9
Adjustments:
GMV - Marketplace	343.9	356.0
Marketplace Commission	(28.1)	(29.1)
Deferred Revenue	(0.4)	0.2
Other	0.6	0.1
GMV	$1,691.3	$1,751.1

Adjusted EBITDA

Newegg calculates Adjusted EBITDA as net income/loss, excluding stock-based compensation expense, depreciation and amortization expense, interest income, net, income tax (benefit) provision, gain/loss from warrants liabilities, and gain/loss from sales of investment.

Newegg believes that exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and excludes items that it does not consider to be indicative of its core operating performance. Accordingly, Newegg believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and board of directors.

Adjusted EBITDA has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of Newegg’s results as reported under GAAP. Some of these limitations are: although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; Adjusted EBITDA does not reflect changes in, or cash requirements for, the working capital needs; Adjusted EBITDA does not consider the potentially dilutive impact of stock-based compensation; Adjusted EBITDA does not reflect tax payments that may represent reduction in cash available to Newegg; and other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure. Because of these limitations, Adjusted EBITDA should be considered alongside other financial performance measures, including various cash flow metrics, operating profit and Newegg’s other GAAP results.

	For the Twelve Months Ended December 31, 2025
	Low-range	High-range
	(in millions)
Net loss	$(15.8)	$(10.4)
Adjustments:
Stock-based compensation expenses	22.1	22.1
Interest income, net	(1.2)	(1.2)
Income tax provision	1.4	1.4
Depreciation and amortization	7.8	7.8
Gain from sales of Fixed Assets	(1.0)	(1.0)
Loss from change in fair value of warrants liabilities	0.4	0.4
Adjusted EBITDA	$13.7	$19.1

Newegg has not finalized its financial statements as of and for the six or twelve months ended December 31, 2025. The actual amounts that it reports will be subject to financial closing procedures and any final adjustments that may be made prior to the time its financial results for the six and twelve months ended December 31, 2025 are finalized and filed with the SEC. The preliminary financial data included herein has been prepared by, and is the responsibility of, Newegg management. Newegg’s independent registered public accounting firm has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data and, accordingly, does not express an opinion or any other form of assurance with respect thereto. These estimates should not be viewed as a substitute for financial statements prepared in accordance with accounting principles generally accepted in the United States. They do not reflect any updates following September 30, 2025 or consider any events or circumstances after September 30, 2025, and may not be indicative of the actual results that will be achieved in any future period. Accordingly, undue reliance should not be placed on these preliminary estimates. Newegg assumes no duty to update these preliminary estimates except as required by law.

Closing of new credit agreement and credit agreement amendment

We entered into a credit agreement on October 10, 2025, with East West Bank that provides a revolving credit facility of up to $13.41 million with a maturity date of August 27, 2026. The Maximum Revolving Advance Amount, as defined in the credit agreement, could be increased up to $15.0 million. The revolving credit facility includes a letter of credit sublimit equal to the Maximum Revolving Advance Amount, as defined in the credit agreement, which can be used to issue standby and trade letters of credit. In general, advances from this line of credit will be subject to interest at Term SOFR plus the Applicable Margin, as defined in the credit agreement, or the Alternate Base Rate (defined as the highest of the (a) the Base Rate in effect on such day, (b) the sum of the Overnight Bank Funding Rate in effect on such day plus 0.50%, or (c) the Daily Simple SOFR plus 1.0%) plus the Applicable Margin. For the Term SOFR Rate Loans, we may select interest periods of one or three months. Interest on Term SOFR Rate Loan shall be payable at the end of the selected interest period. Interest on Alternate Base Rate loans is payable monthly. In the event of the permanent or indefinite cessation of Term SOFR, the Benchmark Replacement will replace Term SOFR. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis.

The line of credit is secured by certain of our subsidiaries and is collateralized by certain of our assets. Such assets include real estate, receivables, equipment and fixtures, general intangibles, inventory, subsidiary stock, securities, property, and financial assets, contract rights, and ledger sheets, as defined in the credit agreement. To maintain availability of funds under the credit agreement, we pay on an annual basis, a commitment fee of $52,500 per annum for the facility. The credit facility contains customary covenants, including covenants that limit or restrict our ability to incur capital expenditures and lease payments, make certain investments, and enter into certain related-party transactions. The credit facility also requires us to maintain an operational banking relationship with the financial institutions.

The Company previously entered into a credit agreement with East West Bank that provides a revolving credit facility of up to $50.0 million with a maturity date of August 27, 2026. On October 10, 2025, we amended the credit agreement to, among other things, allow for the incurrence of the new revolving facility, addition of real estate collateral and removal or modification of certain covenants.

ATM issuance results to date

As previously announced, the Company has entered into a Sales Agreement (the “Sales Agreement”) with Needham & Company, LLC (the “Sales Agent”), pursuant to which the Company may offer and sell from time to time up to $65,000,000 of the Company’s common shares, par value $0.43696 (“Common Shares”), through the Sales Agent. As of September 30, 2025, the Company has completed the sale of 1,084,290 Common Shares under the Sales Agreement, raising total gross proceeds of $37.4 million (or $35.7 million net of commissions and estimated expenses). The Company authorized a total of 1,500,000 Common Shares for sale pursuant to the Sales Agreement, leaving 415,710 Common Shares available for future sale. The Company’s Board of Directors may also authorize additional shares for sale under the Sales Agreement. As of September 30, 2025, the Company had 20,966,480 shares of common stock issued and outstanding.

Update on Shareholder Loan Foreclosure

As previously disclosed, the Company’s second largest shareholder, Mr. Fred Chang, had pledged 1,937,592 Common Shares beneficially owned by him as collateral to support loans provided by East West Bank to an affiliate of Mr. Chang. On September 26, 2025, East West Bank notified the Company that these loans have been fully repaid, and the pledge has been extinguished.

Incorporation by Reference

The information contained in this Report on Form 6-K shall be deemed to be incorporated by reference into Newegg Commerce, Inc.’s (the “Company”) registration statements on Form S-8 (File Nos. 333-267842 and 333-259485) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This Form 6-K includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements give our current expectations, opinions, beliefs or forecasts of future events. A statement identified by the use of forward-looking words including “will” and certain other statements about the future may be deemed forward-looking statements, including those regarding the Company’s expected financial performance for the six and twelve months ended December 31, 2025, and the number of authorized shares under the Company’s ATM program. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable at the time given, these statements involve risks and uncertainties that may cause actual future activities to be materially different from those suggested or described in this Form 6-K. These risks and uncertainties include changes in global economic and geopolitical conditions, fluctuations in customer demand and spending, inflation, interest rates, global supply chain constraints, and the other factors set forth under “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024. Investors are cautioned that any forward-looking statements are not guarantees of future events and actual outcomes or developments may differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements in this Form 6-K are made as of the date hereof. The Company takes no obligation to update or correct its own forward-looking statements, except as required by law, or those prepared by third parties that are not paid for by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

October 14, 2025	By:	/s/ Christina Ching
Christina Ching
Interim Chief Financial Officer

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